Exhibit 10.55

AMENDMENT TWO

TO THE

TORCHMARK CORPORATION

RESTATED DEFERRED COMPENSATION PLAN

Pursuant to Section 9.11 of the Torchmark Corporation Restated Deferred Compensation Plan established effective January 1, 1992 (the “Plan”), Torchmark Corporation (the “Company”) hereby amends the Plan as follows:

1.	Article XI is added to the Plan effective December 1, 2008 and shall read as follows:

ARTICLE XI

PREVIOUSLY GRANDFATHERED AMOUNTS

11.1. This Article XI shall apply to amounts credited to the deferred compensation accounts as of December 31, 2004, and to any earnings thereon. Such amounts shall not be “grandfathered” earned and vested benefits for purposes of Section 409A on or after December 1, 2008.

11.2. Articles VII – IX and Sections 3.2, 3.3, 4.2 and 4.4 shall apply to amounts described in Section 11.1. Articles V and VI and Sections 3.1, 4.1 and 4.3 are overridden by the provisions of Article XI with respect to amounts described in Section 11.1.

11.3. The election to participate in the Plan made pursuant to Section 2.2 shall continue until the Participant ceases to serve as a director.

11.4. The Company shall establish a memorandum bookkeeping account (collectively the “deferred compensation accounts” and singularly, “a deferred compensation account”) for each Participant hereunder. All amounts deferred under this Plan shall be credited to the appropriate deferred compensation accounts. Interest on the amounts accrued in the various deferred compensation accounts will be credited at the end of each calendar quarter at the rate equal to Moody’s AA corporate bond rate less 50 basis points, but if Moody’s AA corporate bond rate is not available, then at a reasonable rate of interest as determined by the Company, in its discretion. Notwithstanding the foregoing, in the event a director’s employment with the Company terminates for any reason other than death, disability or retirement, effective on the date of termination of employment, interest for the year in which termination occurred and thereafter until distribution shall be credited to the amounts accrued in such Participant’s deferred compensation account at the rate equal to 75% of the rate credited to other Plan Participants. (Section 11.4 overrides Section 3.1.)

11.5. No later than December 31, 2008, a Participant shall be permitted to revoke a deferral election made with respect to compensation subject to this Article XI that has not been paid and make a new deferral election with respect to such Compensation, provided that the new deferral election shall not have the effect of changing the time or method of payment that the Participant would have otherwise received in 2008 or to cause payment to be made during 2008.

(a) A Participant may elect to receive such amounts in: (1) in a single payment; (2) equal monthly installments (not exceeding 120); or (3) equal annual installments (not exceeding 10).

(b) A Participant may elect for payments to commence upon one of the following events: (1) the first day of the calendar month as specified by the Participant in his election, which date shall be objectively determinable at the time of the election; or (2) the first day of the calendar month following his separation from service, provided that if a Participant is both an employee and a director, he must separate from service as both an employee and director in order to have a separation from service under the Plan. Any subsequent installments shall be paid on the first day of each succeeding month or calendar year, as applicable, until the amount credited to such Participant’s account shall have been paid.

(c) If a Participant’s election does not specify the method or a date for the commencement of payments under this Plan, his account shall be paid in a single payment on the first day of the calendar month immediately following the month in which the Participant separates from service with the Company.

(d) Amounts held pending distribution pursuant to this Section 11.5 shall continue to accrue interest at the rate stated in Section 11.4. (Section 11.5 overrides Section 4.1.)

11.6 Section 11.3 notwithstanding, a Participant is permitted to make a subsequent deferral election to delay the time of payment or to change the form of payment, but only if the following conditions are met:

(a) Such election shall not take effect until at least 12 months after the date on which such election is made;

(b) In case of an election related to a payment on account of separation from service or a time or fixed schedule specified under the Plan (but not on account of death), such election shall defer payment for a period of not less than 5 years from the date such payment would have been paid; and

(c) In the case of an election related to a payment on account of a time or fixed schedule specified under the Plan (but not on account of separation from service or death), such election shall be made not less than 12 months before the date payment is scheduled to be paid.

11.7. At all times with respect to the amount deferred, the right to a series of installment payments shall be treated as a right to a series of separate payments.

11.8. Notwithstanding an election pursuant to Section 11.3, a Participant’s deferred account under this Plan, including interest, shall be paid immediately to the extent (a) necessary for any Federal officer or employee in the executive branch to comply with an ethics agreement with the Federal government, or (b) reasonably necessary to avoid the violation of an applicable Federal, state, or local ethics law or conflicts of interest law if payment is a necessary part of a course of action that results in compliance with a Federal, state or local ethics law or conflicts of interest law that would be violated absent such course of action, regardless of whether other actions would also result in compliance. (Section 11.8 overrides Section 4.3.)

11.9. Notwithstanding any provision set forth herein, if the Internal Revenue Service determines that all or any portion of the amounts credited under this Plan is included in the taxable income of any Participant as a result of the failure to comply with Section 409A, then the amounts so determined to be included in income shall be distributed in a lump sum to such Participant as soon as practicable. Payment shall also be made to pay the FICA tax imposed on compensation deferred under the Plan and the income tax at the source on wages imposed under Internal Revenue Code Section 3401 or the corresponding provisions of state or local law as a result of the payment of the FICA amount; provided, however, payment must not exceed the aggregate of the FICA and related income tax withholding. Payment shall also be made to pay state and local tax obligations arising from participation in the Plan applicable to amounts deferred before such amounts are paid or made available to the Participant and to pay the income tax at the source on wages imposed under Internal Revenue Code Section 3401 as a result of such payment and the additional income tax at the source on wages imposed under Internal Revenue Code Section 3401 attributable to such additional Internal Revenue Code Section 3401 wages and taxes; provided, however, payment must not exceed the aggregate of the state and local tax and related income tax withholding. (Section 11.9 overrides Article V.)

11.10. The interest of a Participant hereunder may not be sold, transferred, assigned or encumbered in any manner, either voluntarily or involuntarily, and any attempt so to anticipate, alienate, sell, transfer, assign, pledge, encumber, or charge the same shall be null and void; neither shall the benefits hereunder be liable for or subject to the debts, contracts, liabilities, engagements, or torts of any person to whom such benefits or funds are payable, nor shall they be subject to garnishment, attachment, or other legal or equitable process nor shall they be an asset in bankruptcy, except that payment (or an offset against a payment) shall be made in satisfaction of a debt owed to the Company (including an affiliate of the Company treated as a single employer with the Company under Internal Revenue Code Section 414(b) or (c)) by the Participant, where such debt was incurred in the ordinary course of the service relationship, the entire amount of the payment (offset) does not exceed $5,000 in any calendar year, and the payment (offset) is made at the same time as the debt otherwise would have been due and collected. (Section 11.10 overrides Article VI.).

11.11. In the event payment on account of separation from service is to commence during the six-month period following separation from service of a Participant who is both a director and an employee, the commencement date shall be delayed to the first day of the seventh month following the date of separation from service (or, if earlier, the date of death of the Participant).

11.12. Article XI of the Plan shall be administered in accordance with the requirements imposed pursuant to Internal Revenue Code Section 409A, the regulations issued thereunder and other guidance of general application related thereto.

Done this the          day of December, 2008.

TORCHMARK CORPORATION

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